MICHAEL A. RAMIREZ

Attorney

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

April 7, 2021

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:                Separate Account A of Pacific Life Insurance Company (811-08946)

Initial Registration Statement on Form N-4; Pacific Quest Variable Annuity

File No. 333-250190

Separate Account A of Pacific Life & Annuity Company (811-09203)

Initial Registration Statement on Form N-4; Pacific Quest Variable Annuity

File No. 333-250191

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received on March 18, 2021, received in connection with the above referenced Initial Registration Statements filed on Form N-4 on November 19, 2020, and pre-effective amendment 1 filed on February 10, 2021. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable, by subsequent pre-effective amendment.

Rate Sheet Prospectus Supplement

1.	Staff Comment: Consider revising the heading paragraph to include “individual flexible premium deferred” between the product name and “annuity contract.”

Response: We included the requested modification.

2.	Staff Comment: In the first sentence of the following paragraph, please include “individual flexible premium deferred” before “variable annuity prospectus.”

Response: We included the requested modification.

3.	Staff Comment: In the last sentence of the second paragraph informing investors that they can find the Rate Sheet Supplement on the EDGAR system, please include the product name that investors would use to search on EDGAR so that they can easily find this information.

Response: We modified the search instruction in the Rate Sheet Supplement to inform that the product name “Pacific Quest” may be used to find all past and current Rate Sheet Supplements for the product in the EDGAR search function.

4.	Staff Comment: In the first sentence of the third paragraph (“We are issuing this Supplement…”), please add the word “current” before “Annual Charge, Annual Credit, and Withdrawal Percentages….”

Response: We included the requested modification.

5.	Staff Comment: In the same sentence, please delete the phrase “during the dates outlined below” to reflect the open-ended nature of the Supplement.

Response: We edited the identified portion to state “in effect after the date below.”

6.	Staff Comment: For all supplements filed to replace the initial Supplement, consider amending the second sentence of the third paragraph to state: “This Supplement replaces and supersedes any previous Supplement and must be used in conjunction with an effective Prospectus.”

Response: Noted. We will include this notice in all Rate Sheet Supplements subsequent to the initial effective Rate Sheet Supplement.

7.	Staff Comment: In the first sentence of the bolded paragraph before the Current Charge and Annual Credit table, consider changing the phrase “at any time” to “as provided in the next sentence.” Additionally, consider adding the following sentence to the end of the paragraph: “It is important that you have the most current Rate Sheet Prospectus Supplement as of the date you have your application.”

Response: We feel it is important to inform customers that the decision to issue a supplement may be made at any time at our discretion. However, we updated the disclosure to state that changes will be subject to notice as follows (new disclosure underlined):

“This Supplement has no specified end date and can be superseded at any time subject to certain notice requirements.”

Prospectus

8.	Staff Comment: If the Company intends to rely on Rule 30e-3 for the electronic delivery of shareholder reports, please provide the legend in, or to the same effect as, the legend found in Item 1.A.9 on Form N-4 and update for 2021.

Response: We added the Rule 30e-3 legend to the front page of the Prospectus.

9.	Staff Comment: Please reinsert the Overview paragraph regarding COVID or supplementally explain why it is appropriate to remove this disclosure.

Response: After careful consideration, we removed the COVID disclosure and feel it is appropriate to do so. We are over a year into the pandemic and Pacific Life has not experienced, nor anticipates experiencing, any adverse impacts to our financial strength or claims paying ability as a result of the COVID pandemic. We have an RBC ratio that is one of the strongest in our industry and increased our statutory capital during 2020. We effectively invoked business continuity plans during this period (remote working, alternative physical sites, etc.), with no negative impacts to operational processes, the ability to pay claims, or to complete regulatory filings. Looking forward, we believe that this pandemic will not materially impact us moving forward – especially with the vaccine rollout.

We will however, continue to monitor market events and will include disclosure we deem necessary and appropriate in the future. We did modify the Cybersecurity section, now called “Cybersecurity and Business Continuity Risks” to include business continuity and added potential risks to that section (including pandemics like COVID).

10.	Staff Comment: In the second sentence of the paragraph following the bullets listing the Guaranteed Minimum Withdrawal Benefit riders on page 11 (and later in the Prospectus), please also note that the riders have different annual charges, whether owner elected resets are permitted, and whether single or joint riders can be exchanged for one another.

Response: We included the requested additional disclosure in the paragraph located in the Overview section and the LIVING BENEFITS RIDER section further down in the Prospectus.

11.	Staff Comment: In the Transfers and Market-Timing Restrictions on page 27, add at the beginning of the “For example” paragraph of the second bullet the following sentence: “This restriction limits the total number of transfers involving any of the Investment Options in the group.” At the beginning of the same paragraph in the third bullet, add the following sentence: “This restriction limits the number of transfers involving any single Investment Option.”

Response: We included the requested modification in the example paragraphs for each restriction.

12.	Staff Comment: In the second paragraph of the How the Withdrawal Charge is Determined section, please supplementally advise whether the withdrawal charge will be applied only to the requested withdrawal amount or to both the requested withdrawal amount and the amount needed to pay the withdrawal charge. Depending on the response, there may be further comments.

Response: The withdrawal charge is calculated on the gross amount needed to provide the net amount of the withdrawal.

As an example, assume a request for a $1,000 net withdrawal, with 35% withheld for federal taxes, and the entire amount subject to a 3% withdrawal charge.

•	$1,000 ÷ (1-.35) = $1,538.46 (total amount subject to withdrawal charge)

•	$1,538.46 ÷ (1-.03) = $1,586.04 (total grossed up amount of withdrawal)

Working backwards starting with a gross withdrawal, the same net amount can be reached.

•	$1,586.04 – ($1,586.04 x .03) = $1,538.46 (gross amount minus the withdrawal charge)

•	$1,538.46 – ($1,538.46 x 0.35) = $1,000 (net amount received)

13.	Staff Comment: Please insert additional space in between each example and consider increasing the font size of the example headings so that the individual examples can be more readily located.

Response: We included the additional space between the individual examples in each sample calculations appendix accordingly.

14.	Staff Comment: No example in the Future Income Generator sample calculations illustrate how a withdrawal charge is calculated. We note that Example 4 for each of the CoreIncome Advantage Select (Single and Joint) sample calculations reflects a withdrawal that exceeds the free withdrawal amount. In order to illustrate application of a withdrawal charge, please revise this example so that a withdrawal charge would be applicable to the withdrawal in contract year 2. See also our comments as to Example 4 in the CoreIncome Advantage Select – Single rider and reflect those comments in this Example.

Response: We updated Example 4 in each living benefit rider sample calculation appendix to explain and illustrate the application of a withdrawal charge to the applicable withdrawal activity.

15.	Staff Comment: In Future Income Generator – Example 4, add “plus withdrawal charges” to the end of the following the sentence: “To determine the gross amount in the described scenario the net amount can be divided by (1 – tax percentage withheld).”

Additionally, below the calculation bullet immediately following this sentence, add the description “Net amount divided by (1-.35) + withdrawal charges (if applicable) = gross amount.”

Response: We made the requested modification.

16.	Staff Comment: If accurate, state in Future Income Generator – Example 5 that “withdrawal charges do not apply as this amount was in the free withdrawal amount.”

Response: We included the requested disclosure as the withdrawal amount in the example is within the free amount.

17.	Staff Comment: On page 29, in the discussion of withdrawal charges, please add a cross-reference to Example 4 in the appendices for a calculation of the withdrawal charges.

Response: We respectfully prefer to continue to use the example of how withdrawal charges are applied that is currently located in the How the Withdrawal Charge is Determined rather than refer to an example in the optional living benefit rider appendices. While the newly-calculated Example 4 in the optional living benefit rider appendices factor in a withdrawal charge, the primary purpose of those examples is to illustrate the mechanics of the relevant rider with the withdrawal charge application being merely ancillary to illustrating the riders’ function. Referring the customers to these examples—which embed the withdrawal charge calculation into the primary, more complex calculation of contract activity under a specific rider over multiple years—for the purpose of understanding the withdrawal charge alone may have the countereffect of mistakenly associating rider concepts with withdrawal charge concepts. We also feel that the example within the relevant disclosure itself adequately and more effectively demonstrates the considerations used in determining the withdrawal charge, such as the application of the free amount, age of payments, and withdrawal charge actually applied.

18.	Staff Comment: In CoreIncome Advantage Select - Example 4, the withdrawal in this example and Example 4 for Joint rider each appear to be subject to a withdrawal charge. In both examples, please illustrate the application of a withdrawal charge on the withdrawal amount.

Response: We updated the examples accordingly.

19.	Staff Comment: Immediately above the calculation of the Gross Amount in Example 4 (Net amount ÷ (1 - .35) + withdrawal charges (if applicable) = Gross Amount), include the specific calculations used in the example of the $30,000 withdrawal. See the corresponding example in the Future Income Generator sample calculations, which uses the specific calculations above the general formula. This applies to the Single and Joint sample calculations.

Response: We updated the applicable examples with these calculations.

20.	Staff Comment: In example 5 for both Single and Joint sample calculations for CoreIncome Advantage Select, please state, if accurate, “Withdrawal charges do not apply as this amount was within the free withdrawal amount.”

Response: We made the requested modification in these examples.

I believe the foregoing is responsive to the comments received. If there are any questions, please do not hesitate to reach me at (402) 574-3128. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez